Mail Stop 6010

April 25, 2007

David H. Gransee
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, Michigan 48393

>   **Re: Veri-Tek International, Corp.**
>   **Registration Statement on Form S-3 and**
>   **Documents Incorporated by Reference Therein**
>   **File No. 333-139576**

Dear Mr. Gransee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

General

1.   Please refer to prior comment 3 from our letter dated March 26, 2007. We re-issue this comment in its entirety.

Form 10-K for the Year Ended December 31, 2006

Item 1. Business Overview, page 4

-Financial Information about Business Segments, page 6

2.   We note your non-GAAP disclosures related to EBITDA and Adjusted Operating income by segment and that it appears that you are presenting these as performance measures. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following for each measure:

   •   As it appears that the measures exclude recurring items, tell us the usefulness of the measures and discuss the facts and circumstances that would support presentation of the non-GAAP measures.

   •   Discuss the substantive reasons in detail why management believes the non-GAAP measures provide useful information to investors.

   •   Describe the specific manner in which management uses the non-GAAP measures to conduct or evaluate its business.

   •   Explain the economic substance behind management's decision to use the measures.

   •   Discuss the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures and the manner in which management compensates for these limitations when using the non-GAAP measures.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Financial Statements, page 47

Note 17. Acquisitions, page 68

3.   We note that you have allocated $9.5 million of the QVM Acquisition purchase price to patents and unpatented technology and amortize it over a useful live of 10-17 years. Please provide us with additional details regarding your determination that the unpatented technology meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141. Further, tell us how you determined the estimated useful life of 10-17 years for this unpatented technology.

4.   We note that you issued 266,000 exchangeable shares of common stock of your
        subsidiary as part of the consideration for the purchase of Liftking Industries, Inc.
        Please tell us how you determined the fair value of your common stock issued by
        your subsidiary. Refer to the guidance in EITF 99-12 and paragraph 51(d) of
        SFAS 141.

Note 18. Equity, page 69

5.   We note that you closed a private placement consisting of 2,750,000 shares of
        your common stock and Series A and Series B warrants and that the warrants are
        callable under certain circumstances. We further note that you accounted for
        these warrants at fair value within your statement of shareholders' equity. Please
        tell us the significant terms of the warrants including under what circumstances
        the warrants are callable and how you determined the appropriate accounting for
        the warrants. Refer to the guidance in SFAS 133 and EITF 00-19.

                                        * * * * *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of any amendments to expedite our review.
Please furnish a cover letter with your responses and any amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments and any amendments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

David H. Gransee
Veri-Tek International, Corp.
April 25, 2007
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Patrick Daugherty, Esq.
Carolyn Long, Esq.